Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Jones Lang LaSalle Incorporated:

We consent to the incorporation by reference in this registration statement on Form S-3 of Jones Lang LaSalle Incorporated filed on August 15, 2008 of our reports dated February 29, 2008, with respect to the consolidated balance sheets of Jones Lang LaSalle Incorporated and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007 included in the annual report on Form 10-K of Jones Lang LaSalle Incorporated for the fiscal year ended December 31, 2007  and to the reference to our firm under the heading "Experts" in such registration statement.

/s/ KPMG LLP

Chicago, Illinois

August 15, 2008